UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K (this “Report”) shall be deemed incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-229801 and 333-226194) and Form S-8 (Registration Number 333-226813) of National Energy Services Reunited Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Information Contained in this Form 6-K Report

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms) was a blank check company formed in the British Virgin Islands on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On May 11, 2017, NESR filed a registration statement for its initial public offering, and on May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd., generating gross proceeds of $5.9 million. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

On June 6, 2018, NESR consummated the transactions contemplated by certain stock purchase agreements dated November 12, 2017, namely:

●	the Stock Purchase Agreement (“NPS Stock Purchase Agreement”) for shares of NPS Holdings Limited (“NPS”); and
●	the Agreement for the Sale and Purchase of Shares (“GES Stock Purchase Agreement” and, together with the NPS Stock Purchase Agreement, the “Stock Purchase Agreements”) for shares of Gulf Energy S.A.O.C. (“GES”).

The Stock Purchase Agreements, along with related contracts, collectively provided for: (i) our acquisition of all of the issued and outstanding equity interests of NPS and (ii) our acquisition of all of the issued and outstanding equity interests of GES (collectively, the “Business Combination”).

The unaudited pro forma combined statement of operations of NESR, NPS and GES for the time periods described therein is furnished as Exhibit 99.1 to this Report. This Report should be read in connection with the Company’s previous filings filed with or furnished to the U.S. Securities and Exchange Commission, which provide a more complete description of the Business Combination.

Financial Statements and Exhibits

Exhibits.

Number	Description

99.1	Unaudited Pro Forma Combined Statement of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 22, 2019	By:	/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer